Registration No.  333-207405
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 5880

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                           Suite 400
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 9, 2015 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

           Target Diversified Global Allocation Portfolio, Series 18

                                    FT 5880

FT 5880 is a series of a unit investment trust, the FT Series. FT 5880 consists of a single portfolio known as Target Diversified Global Allocation Portfolio, Series 18 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying two uniquely specialized strategies. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                  800-621-1675


                The date of this prospectus is December 9, 2015

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           15
Portfolio                                               16
Risk Factors                                            18
Hypothetical Performance Information                    20
Public Offering                                         21
Distribution of Units                                   24
The Sponsor's Profits                                   26
The Secondary Market                                    26
How We Purchase Units                                   26
Expenses and Charges                                    26
Tax Status                                              27
Retirement Plans                                        30
Rights of Unit Holders                                  30
Income and Capital Distributions                        30
Redeeming Your Units                                    31
Investing in a New Trust                                32
Removing Securities from the Trust                      33
Amending or Terminating the Indenture                   33
Information on the Sponsor, Trustee,
FTPS Unit Servicing Agent and Evaluator                 34
Other Information                                       35

                  Summary of Essential Information (Unaudited)


           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                                   173,838
Fractional Undivided Interest in the Trust per Unit (1)                                                     1/173,838
Public Offering Price:
Public Offering Price per Unit (2)                                                                        $    10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                          ___________
Redemption Price per Unit (5)                                                                                   9.755
   Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
   Less Organization Costs per Unit (5)                                                                         (.021)
                                                                                                          ___________
Net Asset Value per Unit                                                                                  $     9.684
                                                                                                          ===========
Estimated Net Annual Distribution per Unit (6)                                                            $     .3083
Cash CUSIP Number                                                                                          30287R 259
Reinvestment CUSIP Number                                                                                  30287R 267
Fee Account Cash CUSIP Number                                                                              30287R 275
Fee Account Reinvestment CUSIP Number                                                                      30287R 283
FTPS CUSIP Number                                                                                          30287R 291
Pricing Line Product Code                                                                                      101816
Ticker Symbol                                                                                                  FKMULX



First Settlement Date                                        December 14, 2015
Mandatory Termination Date (7)                               March 9, 2017
Income Distribution Record Date                              Tenth day of each month, commencing January 10, 2016.
Income Distribution Date (6)                                 Twenty-fifth day of each month, commencing January 25, 2016.

_____________

(1) As of the Evaluation Time on December 10, 2015, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of the Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

(7) See "Amending or Terminating the Indenture."


                             Fee Table (Unaudited)


This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)
  Maximum Sales Charge
  Initial sales charge                                                                               1.00%(a)     $.100
  Deferred sales charge                                                                              1.45%(b)     $.145
  Creation and development fee                                                                       0.50%(c)     $.050
                                                                                                     _____        _____
  Maximum sales charge (including creation and development fee)                                      2.95%        $.295
                                                                                                     =====        =====
Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                                       .210%(d)     $.0210
                                                                                                     =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                   .060%        $.0060
  Trustee's fee and other operating expenses                                                         .127%(f)     $.0127
                                                                                                     _____        ______
      Total                                                                                          .187%        $.0187
                                                                                                     =====        ======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that the Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests.
Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                1 Year      3 Years     5 Years     10 Years
                ______      _______     _______     ________
                $335        $818        $1,090      $2,240

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing March 18, 2016.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


            Report of Independent Registered Public Accounting Firm



The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 5880

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 5880, comprising Target Diversified Global Allocation Portfolio, Series 18 (the "Trust"), as of the opening of business on December 9, 2015 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on December 9, 2015, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 5880, comprising Target Diversified Global Allocation Portfolio, Series 18, as of the opening of business on December 9, 2015 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 9, 2015

                            Statement of Net Assets

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                          $1,720,999
Less liability for reimbursement to Sponsor for organization costs (3)                                          (3,651)
Less liability for deferred sales charge (4)                                                                   (25,207)
Less liability for creation and development fee (5)                                                             (8,692)
                                                                                                            __________
Net assets                                                                                                  $1,683,449
                                                                                                            ==========

Units outstanding                                                                                              173,838
Net asset value per Unit (6)                                                                                $    9.684

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                       $1,738,382
Less maximum sales charge (7)                                                                                  (51,282)
Less estimated reimbursement to Sponsor for organization costs (3)                                              (3,651)
                                                                                                            __________
Net assets                                                                                                  $1,683,449
                                                                                                            ==========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of March 9, 2017.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $2,500,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0210 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on March 18, 2016 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 2016. If Unit holders redeem Units before May 20, 2016, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.10%):
AAN      Aaron's, Inc.                                                           0.10%           74    $   23.17    $    1,715
AN       AutoNation, Inc. *                                                      0.20%           55        62.51         3,438
CAKE     The Cheesecake Factory Incorporated                                     0.10%           37        46.97         1,738
CTTAY    Continental AG (ADR) +                                                  0.40%          141        48.77         6,876
CTB      Cooper Tire & Rubber Company                                            0.10%           42        40.94         1,719
CORE     Core-Mark Holding Company, Inc.                                         0.10%           20        87.37         1,747
CBRL     Cracker Barrel Old Country Store, Inc.                                  0.10%           13       127.50         1,658
DECK     Deckers Outdoor Corporation *                                           0.10%           34        50.45         1,715
DV       DeVry Education Group Inc.                                              0.10%           75        22.88         1,716
DKS      Dick's Sporting Goods, Inc.                                             0.20%           90        38.31         3,448
DG       Dollar General Corporation                                              0.50%          121        71.21         8,616
DSW      DSW Inc.                                                                0.10%           74        23.31         1,725
EXPE     Expedia, Inc.                                                           0.50%           68       125.63         8,543
FL       Foot Locker, Inc.                                                       0.20%           52        66.57         3,462
GME      GameStop Corp. (Class A)                                                1.00%          510        33.74        17,207
GRMN     Garmin Ltd. +                                                           0.80%          366        37.64        13,776
GCO      Genesco Inc. *                                                          0.10%           31        56.29         1,745
GNTX     Gentex Corporation                                                      0.20%          213        16.19         3,448
GES      GUESS?, Inc.                                                            0.80%          711        19.35        13,758
HMC      Honda Motor Co., Ltd. (ADR) +                                           0.40%          214        32.16         6,882
NKE      NIKE, Inc. (Class B)                                                    0.50%           65       131.70         8,560
NSANY    Nissan Motor Co., Ltd. (ADR) +                                          0.40%          338        20.34         6,875
NVR      NVR, Inc. *                                                             0.20%            2     1,690.49         3,381
ORLY     O'Reilly Automotive, Inc. *                                             0.50%           33       258.75         8,539
PCRFY    Panasonic Corporation (ADR) +                                           0.40%          635        10.83         6,877
RGC      Regal Entertainment Group (Class A)                                     0.80%          746        18.45        13,764
ROST     Ross Stores, Inc.                                                       0.50%          158        54.48         8,608
SJR      Shaw Communications Inc. (Class B) +                                    0.80%          697        19.76        13,773
SKX      Skechers U.S.A., Inc. *                                                 0.20%          111        30.99         3,440
TXRH     Texas Roadhouse, Inc.                                                   0.10%           49        34.93         1,712
TRI      Thomson Reuters Corporation +                                           0.40%          175        39.35         6,886
THO      Thor Industries, Inc.                                                   0.10%           30        57.59         1,728
TJX      The TJX Companies, Inc.                                                 0.50%          121        71.33         8,631
TM       Toyota Motor Corporation (ADR) +                                        0.40%           56       122.52         6,861
TUP      Tupperware Brands Corporation                                           0.80%          240        57.38        13,771
ULTA     Ulta Salon, Cosmetics & Fragrance, Inc. *                               0.20%           19       185.08         3,517
WSM      Williams-Sonoma, Inc.                                                   0.20%           54        63.18         3,412


                       Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
Consumer Staples (8.70%):
BUD      Anheuser-Busch InBev SA/NV (ADR) +                                      0.40%           53    $  128.68    $    6,820
BTI      British American Tobacco Plc (ADR) +                                    0.40%           60       113.78         6,827
CALM     Cal-Maine Foods, Inc.                                                   0.10%           34        50.96         1,733
CASY     Casey's General Stores, Inc.                                            0.20%           27       125.49         3,388
CHD      Church & Dwight Co., Inc.                                               0.20%           40        86.90         3,476
CLX      The Clorox Company                                                      0.50%           66       129.72         8,562
COKE     Coca-Cola Bottling Co. Consolidated                                     0.10%            9       195.11         1,756
COST     Costco Wholesale Corporation                                            0.50%           51       168.87         8,612
DEO      Diageo Plc (ADR) +                                                      0.40%           61       112.44         6,859
DPS      Dr Pepper Snapple Group, Inc.                                           0.50%           93        92.56         8,608
HRL      Hormel Foods Corporation                                                0.50%          111        77.72         8,627
JJSF     J & J Snack Foods Corp.                                                 0.10%           15       117.04         1,756
KR       The Kroger Co.                                                          0.50%          208        41.41         8,613
LRLCY    L'Oreal S.A. (ADR) +                                                    0.40%          197        34.85         6,864
LANC     Lancaster Colony Corporation                                            0.10%           15       112.69         1,690
MKC      McCormick & Company, Incorporated                                       0.20%           40        86.54         3,462
MDLZ     Mondelez International, Inc.                                            0.50%          196        44.00         8,624
MNST     Monster Beverage Corporation *                                          0.50%           55       156.50         8,607
FIZZ     National Beverage Corp. *                                               0.10%           38        45.58         1,732
NSRGY    Nestle S.A. (ADR) +                                                     0.40%           92        75.06         6,906
PM       Philip Morris International Inc.                                        0.80%          155        88.77        13,759
PPC      Pilgrim's Pride Corporation *                                           0.20%          153        22.51         3,444
SAFM     Sanderson Farms, Inc.                                                   0.10%           23        76.22         1,753
LNCE     Snyder's-Lance, Inc.                                                    0.10%           49        35.40         1,735
TSN      Tyson Foods, Inc. (Class A)                                             0.50%          164        52.61         8,628
UNFI     United Natural Foods, Inc. *                                            0.10%           47        36.91         1,735
UVV      Universal Corporation                                                   0.10%           31        55.52         1,721
WFM      Whole Foods Market, Inc.                                                0.20%          114        30.20         3,443
Energy (9.10%):
CVX      Chevron Corporation                                                     1.30%          259        86.44        22,388
CEO      CNOOC Limited (ADR) +                                                   0.80%          130       106.06        13,788
CVI      CVR Energy, Inc.                                                        0.80%          320        42.98        13,754
DRQ      Dril-Quip, Inc. *                                                       0.10%           29        58.99         1,711
XOM      Exxon Mobil Corporation                                                 0.50%          115        74.63         8,582
HP       Helmerich & Payne, Inc.                                                 0.80%          274        50.17        13,747
MPC      Marathon Petroleum Corporation                                          0.50%          163        52.73         8,595
NOV      National Oilwell Varco, Inc.                                            0.80%          411        33.50        13,768
NAT      Nordic American Tankers Limited +                                       0.80%          926        14.86        13,760
PSX      Phillips 66                                                             0.50%          100        86.45         8,645


                       Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
Energy (cont'd.):
SSL      Sasol Limited (ADR) +                                                   0.80%          555    $   24.78    $   13,753
SFL      Ship Finance International Limited +                                    0.80%          849        16.22        13,771
VLO      Valero Energy Corporation                                               0.50%          122        70.53         8,605
INT      World Fuel Services Corporation                                         0.10%           43        40.14         1,726
Financials (19.21%):
ACE      ACE Limited +                                                           0.40%           59       115.95         6,841
AZSEY    Allianz SE (ADR) +                                                      0.40%          388        17.72         6,875
ALL      The Allstate Corporation                                                0.50%          135        63.86         8,621
ANAT     American National Insurance Company                                     0.10%           17       104.21         1,772
ARI      Apollo Commercial Real Estate Finance, Inc. (4)                         0.40%          396        17.36         6,875
APLE     Apple Hospitality REIT, Inc. (4)                                        0.40%          355        19.39         6,883
BMO      Bank of Montreal +                                                      0.40%          121        56.83         6,876
BNS      The Bank of Nova Scotia +                                               0.40%          163        42.29         6,893
BRK/B    Berkshire Hathaway Inc. (Class B) *                                     0.50%           65       133.36         8,668
BLK      BlackRock, Inc.                                                         0.51%           25       348.94         8,723
CBOE     CBOE Holdings, Inc.                                                     0.20%           52        66.24         3,444
CINF     Cincinnati Financial Corporation                                        0.20%           56        61.03         3,418
OFC      Corporate Office Properties Trust (4)                                   0.40%          317        21.73         6,888
CXW      Corrections Corporation of America (4)                                  0.40%          277        24.81         6,872
CFR      Cullen/Frost Bankers, Inc.                                              0.20%           53        64.63         3,425
DLR      Digital Realty Trust, Inc. (4)                                          0.40%           95        72.12         6,851
DFT      DuPont Fabros Technology, Inc. (4)                                      0.40%          215        32.08         6,897
EGBN     Eagle Bancorp, Inc. *                                                   0.10%           33        52.80         1,742
EPR      EPR Properties (4)                                                      0.40%          124        55.72         6,909
ERIE     Erie Indemnity Company                                                  0.20%           35        98.86         3,460
FDS      FactSet Research Systems Inc.                                           0.20%           20       172.38         3,448
FFIN     First Financial Bankshares, Inc.                                        0.10%           53        32.43         1,719
FMER     FirstMerit Corporation                                                  0.20%          180        19.12         3,442
GEO      The GEO Group, Inc. (4)                                                 0.40%          244        28.15         6,869
THG      The Hanover Insurance Group, Inc.                                       0.20%           41        84.35         3,458
HTH      Hilltop Holdings Inc. *                                                 0.10%           81        21.33         1,728
HPT      Hospitality Properties Trust (4)                                        0.40%          260        26.45         6,877
HST      Host Hotels & Resorts, Inc. (4)                                         0.40%          430        16.00         6,880
ITUB     Itau Unibanco Holding S.A. (ADR) +                                      0.80%        1,860         7.40        13,764
KMPR     Kemper Corporation                                                      0.10%           42        41.30         1,735
LAMR     Lamar Advertising Company (4)                                           0.40%          117        58.73         6,871
LPT      Liberty Property Trust (4)                                              0.40%          208        33.04         6,872
LTC      LTC Properties, Inc. (4)                                                0.40%          163        42.11         6,864


                       Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
Financials (cont'd.):
MFA      MFA Financial, Inc. (4)                                                 0.50%        1,267    $    6.79    $    8,603
MORN     Morningstar, Inc.                                                       0.20%           42        82.44         3,462
NHI      National Health Investors, Inc. (4)                                     0.40%          115        59.78         6,875
NNN      National Retail Properties, Inc. (4)                                    0.40%          179        38.54         6,899
NAVG     The Navigators Group, Inc. *                                            0.10%           20        86.96         1,739
ORI      Old Republic International Corporation                                  0.20%          184        18.66         3,433
PKY      Parkway Properties, Inc. (4)                                            0.40%          424        16.23         6,882
PRI      Primerica, Inc.                                                         0.10%           33        52.02         1,717
PGR      The Progressive Corporation                                             0.50%          278        30.96         8,607
PLD      Prologis, Inc. (4)                                                      0.50%          203        42.44         8,615
PB       Prosperity Bancshares, Inc.                                             0.20%           68        50.44         3,430
PSB      PS Business Parks, Inc. (4)                                             0.10%           20        86.67         1,733
PSA      Public Storage (4)                                                      0.50%           35       246.20         8,617
RPAI     Retail Properties of America, Inc. (Class A) (4)                        0.40%          466        14.76         6,878
RLI      RLI Corp.                                                               0.80%          229        60.08        13,758
RY       Royal Bank of Canada +                                                  0.40%          126        54.65         6,886
RHP      Ryman Hospitality Properties, Inc. (4)                                  0.40%          132        52.26         6,898
SIR      Select Income REIT (4)                                                  0.40%          350        19.68         6,888
SIGI     Selective Insurance Group, Inc.                                         0.10%           49        34.94         1,712
TROW     T. Rowe Price Group, Inc.                                               0.50%          116        74.11         8,597
TD       The Toronto-Dominion Bank +                                             0.40%          176        39.10         6,882
TRV      The Travelers Companies, Inc.                                           0.50%           77       112.37         8,652
UDR      UDR, Inc. (4)                                                           0.20%           95        36.31         3,449
Health Care (5.10%):
AMGN     Amgen Inc.                                                              0.50%           54       159.35         8,605
ANTM     Anthem, Inc.                                                            0.50%           65       131.60         8,554
CAH      Cardinal Health, Inc.                                                   0.50%           97        88.55         8,589
CHE      Chemed Corporation                                                      0.10%           11       157.48         1,732
GSK      GlaxoSmithKline Plc (ADR) +                                             1.20%          522        39.50        20,619
HSIC     Henry Schein, Inc. *                                                    0.20%           22       157.76         3,471
ICUI     ICU Medical, Inc. *                                                     0.10%           15       112.60         1,689
JNJ      Johnson & Johnson                                                       0.50%           84       102.42         8,603
LGND     Ligand Pharmaceuticals Inc. (Class B) *                                 0.10%           16       109.34         1,749
MRK      Merck & Co., Inc.                                                       0.50%          161        53.47         8,609
NVO      Novo Nordisk A/S (ADR) +                                                0.40%          121        57.01         6,898
TMO      Thermo Fisher Scientific Inc.                                           0.50%           63       136.05         8,571


                       Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
Industrials (10.70%):
AYR      Aircastle Limited +                                                     0.80%          690    $   19.95    $   13,765
ALK      Alaska Air Group, Inc.                                                  0.20%           40        85.62         3,425
ALGT     Allegiant Travel Company                                                0.10%           10       175.40         1,754
CHRW     C.H. Robinson Worldwide, Inc.                                           0.20%           57        60.51         3,449
CNI      Canadian National Railway Company +                                     0.40%          128        53.68         6,871
CAT      Caterpillar Inc.                                                        0.80%          207        66.54        13,774
CMI      Cummins Inc.                                                            0.80%          153        90.18        13,798
DY       Dycom Industries, Inc. *                                                0.10%           20        84.39         1,688
EME      EMCOR Group, Inc.                                                       0.20%           69        50.20         3,464
EXPD     Expeditors International of Washington, Inc.                            0.20%           74        46.68         3,454
GD       General Dynamics Corporation                                            0.50%           61       142.00         8,662
HCSG     Healthcare Services Group, Inc.                                         0.10%           47        36.82         1,731
HNI      HNI Corporation                                                         0.10%           42        41.13         1,727
JBLU     JetBlue Airways Corporation *                                           0.20%          132        26.10         3,445
KEX      Kirby Corporation *                                                     0.20%           60        57.50         3,450
KNX      Knight Transportation, Inc.                                             0.10%           71        24.10         1,711
LSTR     Landstar System, Inc.                                                   0.10%           30        57.37         1,721
LMT      Lockheed Martin Corporation                                             0.50%           39       218.81         8,534
MRC      MRC Global Inc. *                                                       0.10%          130        13.19         1,715
NSC      Norfolk Southern Corporation                                            0.50%          100        86.32         8,632
NOC      Northrop Grumman Corporation                                            0.50%           46       188.00         8,648
ODFL     Old Dominion Freight Line, Inc. *                                       0.20%           57        60.86         3,469
PWR      Quanta Services, Inc. *                                                 0.20%          170        20.27         3,446
RRD      R.R. Donnelley & Sons Company                                           0.80%          915        15.04        13,762
RTN      Raytheon Company                                                        0.50%           68       126.98         8,635
RHI      Robert Half International Inc.                                          0.20%           69        49.76         3,433
ROL      Rollins, Inc.                                                           0.20%          127        26.99         3,428
LUV      Southwest Airlines Co.                                                  0.50%          191        45.04         8,603
TDY      Teledyne Technologies Incorporated *                                    0.20%           39        89.18         3,478
UNF      UniFirst Corporation                                                    0.10%           16       106.30         1,701
UAL      United Continental Holdings, Inc. *                                     0.50%          147        58.65         8,622
WM       Waste Management, Inc.                                                  0.50%          164        52.53         8,615
WERN     Werner Enterprises, Inc.                                                0.10%           69        24.77         1,709
Information Technology (13.49%):
ACN      Accenture Plc +                                                         0.40%           63       108.91         6,861
ATVI     Activision Blizzard, Inc.                                               0.50%          219        39.36         8,620
GOOGL    Alphabet Inc. (Class A) *                                               0.49%           11       775.14         8,527
AAPL     Apple Inc.                                                              0.50%           73       118.23         8,631
AUO      AU Optronics Corp. (ADR) +                                              0.80%        5,295         2.60        13,767
AVGO     Avago Technologies Limited +                                            0.40%           47       147.78         6,946
AVT      Avnet, Inc.                                                             0.20%           77        44.65         3,438


                       Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
Information Technology (cont'd.):
AVX      AVX Corporation                                                         0.10%          135    $   12.74    $    1,720
BRCD     Brocade Communications Systems, Inc.                                    0.20%          379         9.08         3,441
CAJ      Canon Inc. (ADR) +                                                      0.40%          228        30.17         6,879
CSCO     Cisco Systems, Inc.                                                     0.50%          317        27.15         8,607
CVG      Convergys Corporation                                                   0.10%           69        24.97         1,723
GLW      Corning Incorporated                                                    0.50%          482        17.83         8,594
DST      DST Systems, Inc.                                                       0.20%           29       118.86         3,447
EA       Electronic Arts Inc. *                                                  0.50%          121        70.99         8,590
FSLR     First Solar, Inc. *                                                     0.20%           58        59.07         3,426
FLIR     FLIR Systems, Inc.                                                      0.20%          116        29.70         3,445
HTHIY    Hitachi, Ltd. (ADR) +                                                   0.40%          117        58.57         6,853
INFN     Infinera Corporation *                                                  0.10%           78        21.93         1,711
INTC     Intel Corporation                                                       0.50%          248        34.75         8,618
JKHY     Jack Henry & Associates, Inc.                                           0.20%           44        78.22         3,442
MANH     Manhattan Associates, Inc. *                                            0.20%           45        76.44         3,440
MU       Micron Technology, Inc. *                                               0.50%          589        14.60         8,599
MKSI     MKS Instruments, Inc.                                                   0.10%           47        36.61         1,721
NOK      Nokia Oyj (ADR) +                                                       0.40%          945         7.28         6,880
OSIS     OSI Systems, Inc. *                                                     0.10%           18        93.09         1,676
PAYX     Paychex, Inc.                                                           0.50%          161        53.48         8,610
PLXS     Plexus Corp. *                                                          0.10%           47        36.49         1,715
QRVO     Qorvo, Inc. *                                                           0.20%           60        57.28         3,437
SANM     Sanmina Corporation *                                                   0.10%           82        21.07         1,728
STX      Seagate Technology Plc +                                                0.80%          388        35.43        13,747
SPIL     Siliconware Precision Industries Co., Ltd. (ADR) +                      0.80%        1,989         6.92        13,764
SNX      SYNNEX Corporation                                                      0.20%           37        93.24         3,450
TECD     Tech Data Corporation *                                                 0.10%           26        66.59         1,731
TSS      Total System Services, Inc.                                             0.20%           61        56.14         3,425
UMC      United Microelectronics Corporation (ADR) +                             0.80%        7,524         1.83        13,769
V        Visa Inc. (Class A)                                                     0.50%          109        79.07         8,619
WDC      Western Digital Corporation                                             0.50%          134        64.00         8,576
Materials (2.70%):
ATR      AptarGroup, Inc.                                                        0.20%           47        73.60         3,459
AVY      Avery Dennison Corporation                                              0.20%           54        64.23         3,468
BMS      Bemis Company, Inc.                                                     0.20%           75        45.67         3,425
BERY     Berry Plastics Group, Inc. *                                            0.20%           92        37.46         3,446
CHMT     Chemtura Corporation *                                                  0.10%           59        29.12         1,718
ECL      Ecolab Inc.                                                             0.50%           74       116.37         8,611
LYB      LyondellBasell Industries N.V. +                                        0.40%           79        87.37         6,902
NEM      Newmont Mining Corporation                                              0.20%          178        19.38         3,450
SHW      The Sherwin-Williams Company                                            0.50%           32       270.86         8,668
WLK      Westlake Chemical Corporation                                           0.20%           63        54.79         3,452


                       Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880


   At the Opening of Business on the Initial Date of Deposit-December 9, 2015



                                                                              Percentage
                                                                              of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                             Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                           Price          Shares    Share        the Trust (2)
___________________________________                                           ____________   ______    _________    _____________
Telecommunication Services (7.60%):
T        AT&T Inc.                                                               0.80%          407    $   33.85    $   13,777
ATNI     Atlantic Tele-Network, Inc.                                             0.10%           22        79.28         1,744
BCE      BCE Inc. +                                                              0.80%          335        41.04        13,748
CTL      CenturyLink, Inc.                                                       0.80%          519        26.54        13,774
CHT      Chunghwa Telecom Co., Ltd. (ADR) +                                      0.80%          460        29.91        13,759
NTT      Nippon Telegraph and Telephone Corporation (ADR) +                      0.40%          182        37.71         6,863
DCM      NTT DOCOMO, Inc. (ADR) +                                                0.40%          356        19.31         6,874
SKM      SK Telecom Co., Ltd. (ADR) +                                            0.80%          634        21.71        13,764
TDS      Telephone and Data Systems, Inc.                                        0.10%           61        28.02         1,709
TLSYY    Telstra Corporation Limited (ADR) +                                     0.40%          359        19.19         6,889
USM      United States Cellular Corporation *                                    0.20%           82        42.13         3,455
VZ       Verizon Communications Inc.                                             0.80%          301        45.70        13,756
VOD      Vodafone Group Plc (ADR) +                                              1.20%          634        32.55        20,637
Utilities (10.30%):
ALE      ALLETE, Inc.                                                            0.10%           34        50.15         1,705
LNT      Alliant Energy Corporation                                              0.20%           57        60.69         3,459
AEE      Ameren Corporation                                                      0.20%           81        42.74         3,462
AEP      American Electric Power Company, Inc.                                   0.50%          154        55.88         8,606
ATO      Atmos Energy Corporation                                                0.20%           55        62.20         3,421
AVA      Avista Corporation                                                      0.10%           50        34.70         1,735
CIG      Companhia Energetica de Minas Gerais-CEMIG (ADR) +                      0.80%        8,499         1.62        13,768
DTE      DTE Energy Company                                                      0.50%          107        80.62         8,626
EIX      Edison International                                                    0.50%          144        59.65         8,590
ES       Eversource Energy                                                       0.50%          168        51.11         8,586
EXC      Exelon Corporation                                                      0.80%          519        26.54        13,774
HNP      Huaneng Power International, Inc. (ADR) +                               0.80%          390        35.29        13,763
NGG      National Grid Plc (ADR) +                                               0.80%          201        68.61        13,791
NJR      New Jersey Resources Corporation                                        0.10%           58        29.77         1,727
PNW      Pinnacle West Capital Corporation                                       0.20%           54        63.55         3,432
PNM      PNM Resources, Inc.                                                     0.10%           59        28.97         1,709
PPL      PPL Corporation                                                         0.80%          416        33.11        13,774
PEG      Public Service Enterprise Group Incorporated                            0.50%          226        37.98         8,583
STR      Questar Corporation                                                     0.80%          739        18.62        13,760
SCG      SCANA Corporation                                                       0.20%           58        59.01         3,423
SO       The Southern Company                                                    0.80%          304        45.30        13,771
WR       Westar Energy, Inc.                                                     0.20%           83        41.40         3,436
WGL      WGL Holdings, Inc.                                                      0.10%           28        60.94         1,706
XEL      Xcel Energy Inc.                                                        0.50%          244        35.21         8,591
                                                                               _______                              __________
         Total Investments                                                     100.00%                              $1,720,999
                                                                               =======                              ==========

__________________
See "Notes to Schedule of Investments" on page 14.

Page 13



                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 9, 2015. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $1,719,698 and $1,301, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 28.00% of the investments of the Trust (consisting of Australia, 0.40%; Belgium, 0.40%; Bermuda, 0.80%; Brazil, 1.60%; Canada, 4.00%; China, 1.60%; Denmark, 0.40%; Finland, 0.40%; France, 0.40%; Germany, 0.80%; Ireland, 1.20%; Japan, 3.20%; The
Netherlands, 0.40%; Norway, 1.60%; Singapore, 0.40%; South Africa, 0.80%; South Korea, 0.80%; Switzerland, 1.60%; Taiwan, 3.20% and United Kingdom, 4.00%).

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs comprise approximately 9.40% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 5880, consists of a single portfolio known as Target Diversified Global Allocation Portfolio, Series 18.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks above-average total return.

The Trust is a unit investment trust which seeks to provide broad equity diversification by investing in common stocks across various market capitalizations, growth and value styles, sectors and countries. The Trust invests in a fixed portfolio of stocks which are selected by applying pre-determined screens and factors and holds the stocks for approximately 15 months. The composition of the Target Diversified Global Allocation Portfolio, Series 18 on the Initial Date of Deposit is as follows:

- Approximately 60% of the portfolio is composed of common stocks which comprise the Diversified Equity Strategic Allocation Strategy; and

- Approximately 40% of the portfolio is composed of common stocks which comprise the Target Global Dividend Leaders Strategy.

Diversified Equity Strategic Allocation Strategy.

- Establish a universe of stocks as of two business days prior to the Initial Date of Deposit from seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

- The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations which are American Depositary Receipts/ADRs or directly listed in the United States.

Number of Eligible Stocks in Each Selection Universe:
______________________________________________________________
           Domestic     Domestic    Domestic
           Large-Cap    Mid-Cap     Small-Cap   International
______________________________________________________________
Growth        150         300         250           100
Value         150         300         250
______________________________________________________________

- Apply the rules-based stock selection models:

We then rank the stocks within each of the seven universes based on two multi-factor models, with each factor within a model receiving an equal weight. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model:

        - Debt to equity

        - Beta

        - Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model:

        - Price to book

        - Price to cash flow

        - Return on assets

        - 3-month price appreciation

Growth Model:

        - Price to sales

        - Price to cash flow

        - Change in return on assets

        - 6-month price appreciation

- Select the 30 highest scoring stocks with the best overall ranking from each of the seven style classes, subject to a maximum of six stocks from any one of the ten major market sectors as determined by S&P's Global Industry Classification Standard. In the event of a tie, the stock with the better price to cash flow ratio is selected. The seven style classes are approximately weighted as follows:

Large-Cap Growth .............  25%
Large-Cap Value ..............  25%
Mid-Cap Growth ...............  10%
Mid-Cap Value ................  10%
Small-Cap Growth .............   5%
Small-Cap Value ..............   5%
International ................  20%


Stocks are approximately equally-weighted within their style, taking into consideration that only whole shares will be purchased.

Target Global Dividend Leaders Strategy.

- Establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following: domestic equity, international equity, and U.S. REITs.

- Registered Investment Companies and Limited Partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.

- Select the stocks in each universe that meet the following criteria: market capitalization greater than $1 billion, three-month average daily trading volume greater than $1 million and current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

- Rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation (which are equally-weighted within this factor).

- Select the 20 stocks within each universe with the best overall combined rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.

- The universes are approximately weighted as follows:

        Domestic Equity ..............  40%
        International Equity .........  40%
        REITs ........................  20%

Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Please note that we applied the strategies which make up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

The publisher of the S&P Composite 1500 Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Securities were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

REITs. Certain of the Securities held by the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.


Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these dividends and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.


American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Emerging Markets. Certain of the Securities held by the Trust are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Investment Style. Although the Securities held by the Trust meet the stated style, capitalization, and investment objective of the Trust as of two business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

           Hypothetical Performance Information

The following table compares the hypothetical performance information for the strategy which comprises the Trust ("Target Diversified Global Allocation Strategy") and the actual performance of the Standard & Poor's Composite 1500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the Target Diversified Global Allocation Strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally-weighted in all stocks comprising the Target Diversified Global Allocation
Strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Target Diversified Global Allocation Strategy underperformed the S&P Composite 1500 Index in certain years, and we cannot guarantee that the Trust will outperform the S&P Composite 1500 Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P Composite 1500 Index has been included for comparison purposes only.

S&P Composite 1500 Index. The S&P Composite 1500 Index is a broad-based capitalization-weighted index of 1500 U.S. companies, covering approximately 85% of the U.S. equities market. The S&P Composite 1500 Index is a combination of the S&P 500 Index, the S&P MidCap 400 and the S&P SmallCap 600.

The index is unmanaged, not subject to fees and not available for direct investment.

              COMPARISON OF HYPOTHETICAL
                    TOTAL RETURN(2)

  (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

               Hypothetical                Index
              Strategy Total         Total Returns(3)
              Returns(1)(3)
            ___________________________________________
Year        Target Diversified       S&P Composite 1500
            Global Allocation              Index
                 Strategy
____        __________________       __________________
1998             8.53%                    26.32%
1999            17.85%                    20.24%
2000             4.29%                    -6.96%
2001             2.23%                   -10.63%
2002            -9.92%                   -21.30%
2003            36.58%                    29.55%
2004            20.85%                    11.76%
2005            12.86%                     5.65%
2006            18.68%                    15.31%
2007            15.52%                     5.53%
2008           -31.68%                   -36.72%
2009            35.51%                    27.24%
2010            16.00%                    16.39%
2011             1.53%                     1.72%
2012             9.78%                    16.13%
2013            29.08%                    32.77%
2014             9.06%                    13.05%
2015            -2.97%                     2.95%
(thru 11/30)
__________________

(1) The Target Diversified Global Allocation Strategy stocks for a given year consist of the common stocks selected by applying the Target
Diversified Global Allocation Portfolio Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested monthly. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Target Diversified Global Allocation Strategy would have hypothetically achieved an average annual total return of 10.29%. In addition, over the full years listed above, the Target Diversified Global Allocation Strategy would have hypothetically achieved a greater average annual total return than the S&P Composite 1500 Index, which was 6.83%.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor.

In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from March 18, 2016 through May 20, 2016. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge per Unit for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum      Dealer
If you invest                sales charge      concession
(in thousands):*             will be:          will be:
_________________________________________________________
$50 but less than $100       2.70%             2.00%
$100 but less than $250      2.45%             1.75%
$250 but less than $500      2.20%             1.50%
$500 but less than $1,000    1.95%             1.25%
$1,000 or more               1.40%             0.75%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of the Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                Additional
(in millions)                              Concession
_____________________________________________________
$25 but less than $100                     0.050%
$100 but less than $150                    0.075%
$150 but less than $250                    0.100%
$250 but less than $500                    0.115%
$500 but less than $750                    0.125%
$750 but less than $1,000                  0.130%
$1,000 but less than $1,500                0.135%
$1,500 but less than $2,000                0.140%
$2,000 but less than $3,000                0.150%
$3,000 but less than $4,000                0.160%
$4,000 but less than $5,000                0.170%
$5,000 or more                             0.175%


Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from

Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of the Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.


Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.


Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital and capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $280 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2014, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $54,052,619 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at 800-621-1675, dept. code 1. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                                 FIRST TRUST(R)

           Target Diversified Global Allocation Portfolio, Series 18
                                    FT 5880

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

    FTPS Unit Servicing Agent:              Trustee:

         FTP Services LLC          The Bank of New York Mellon

      120 East Liberty Drive           101 Barclay Street
      Wheaton, Illinois 60187       New York, New York 10286
    800-621-1675, dept. code 1            800-813-3074
                                      24-Hour Pricing Line:
                                          800-446-0132

                                      Please refer to the
                                      "Summary of Essential
                               Information" for the Product Code.

                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-207405) and

               - Investment Company Act of 1940 (file no. 811-05903)

       Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference
            Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                                December 9, 2015


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 5880 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 9, 2015. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   REITs                                                        1
   Foreign Issuers                                              3
   Emerging Markets                                             4
   Small and/or Mid Capitalization Companies                    4
Securities                                                      5
   Diversified Equity Strategic Allocation Strategy Stocks      5
   Target Global Dividend Leaders Strategy Stocks              17

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires, and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales.

There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.


Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these dividends and/or securities will vary with fluctuations in foreign exchange rates.


On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of the Trust should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Securities

The following information describes the Securities selected through the application of each of the Strategies which comprise a portion of the Trust as described in the prospectus.

         DIVERSIFIED EQUITY STRATEGIC ALLOCATION STRATEGY STOCKS

                    LARGE-CAP GROWTH STRATEGY STOCKS


Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Apple Inc., headquartered in Cupertino, California, is engaged in the design, manufacture and marketing of personal computers, related personal computing and mobile communication devices. The company also provides related software and networking solutions. Products are available worldwide through the company's retail and online stores, resellers and third-party wholesalers.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located throughout North America and internationally.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Dr Pepper Snapple Group, Inc., headquartered in Plano, Texas, operates as a brand owner, manufacturer and distributor of non-alcoholic beverages in the United States, Canada and Mexico. The company's products include carbonated and non-carbonated soft drinks, teas, juices and mixers.

Ecolab Inc., headquartered in St. Paul, Minnesota, is engaged in the development and marketing of products and services for the hospitality, institutional and industrial markets. Services include pest elimination, cleaning, sanitizing and maintenance.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Expedia, Inc., headquartered in Bellevue, Washington, is a provider of online travel services for leisure and small business travelers, offering one-stop travel shopping and reservation services with real-time access to schedules, pricing and availability.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company with operations in four business segments: aerospace, combat systems, information and technology, and marine systems. The company primarily serves the defense and the business aviation markets.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative" beverages worldwide. The company's products include non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Raytheon Company, headquartered in Waltham, Massachusetts, is a technology company which specializes in defense and other government markets on a global basis. The company's products include electronics, sensing capabilities, mission systems integration and mission support systems.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe. The company sells off-price family apparel, accessories, domestics and giftware.

Visa Inc. (Class A), headquartered in San Francisco, California, through its subsidiaries, operates a retail electronic payments network worldwide. The company also offers a range of processing services for participating issuers of Visa debit, prepaid and ATM payment products.

Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.

                     LARGE-CAP VALUE STRATEGY STOCKS

Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission and distribution of electric power. The company's service area covers portions of Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

BlackRock, Inc., headquartered in New York, New York, is an investment management company which offers a range of equity, fixed income, cash management and alternative investment products. The company also provides risk management services to fixed income institutional investors.

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemical operations and coal mining, through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

DTE Energy Company, headquartered in Detroit, Michigan, is a diversified energy company that develops and manages energy-related businesses and services nationwide. The company, through its subsidiaries, generates, distributes, transmits, purchases and sells electric energy in southeastern Michigan. The company is also involved in gas pipelines and storage, unconventional gas exploration, development, and production.

Edison International, headquartered in Rosemead, California, through subsidiaries, supplies electricity in the central and southern portions of California. The company also develops, owns and operates independent power facilities; provides capital and financial services for energy and infrastructure projects; and manages and sells real estate projects.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Mondelez International, Inc., headquartered in Deerfield, Illinois, together with its subsidiaries, manufactures and markets packaged food products worldwide. The company was formerly known as Kraft Foods Inc. and changed its name to Mondelez International, Inc. in October 2012.

Norfolk Southern Corporation, headquartered in Norfolk, Virginia, is a holding company engaged principally in the rail transportation business, operating primarily in the Southeast, East and Midwest regions of the United States. The company transports coal, automotive and industrial products.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company operating four segments, Midstream, Chemicals, Refining, Marketing and Specialties.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services. The company offers its services throughout the United States.

Prologis, Inc., headquartered in San Francisco, California, is a real estate investment trust that acquires and operates industrial properties across the Americas, Asia and Europe. The company's properties are located in major distribution markets near freeway systems, airports, and seaports and are leased to third-party logistics providers, manufacturers, transportation companies and other enterprises.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

United Continental Holdings, Inc., headquartered in Chicago, Illinois, through its subsidiary, United Airlines, Inc., provides transportation of persons, property and mail in the United States and internationally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Western Digital Corporation, headquartered in Irvine, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.

                     MID-CAP GROWTH STRATEGY STOCKS

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

AptarGroup, Inc., headquartered in Crystal Lake, Illinois, designs, manufactures and sells dispensing system products for the personal care, pharmaceutical, food, and household products markets. The company's products include pumps and fine mist spray pumps, aerosol valves, and metered dose inhaler valves.

AutoNation, Inc., headquartered in Fort Lauderdale, Florida, retails, finances and services new and used vehicles. The company also provides other related products and services, such as the sale of parts and accessories, extended service contracts, insurance products and other aftermarket products, and collision repair services.

Avery Dennison Corporation, headquartered in Glendale, California, manufactures pressure-sensitive materials and specialty adhesives for labels, product identification and control systems, as well as office products and accessories.

Bemis Company, Inc., headquartered in Neenah, Wisconsin, is a principal manufacturer of flexible packaging products and pressure-sensitive materials, selling to customers throughout the United States, Canada and Europe as well as Mexico and the Asia-Pacific region.

Berry Plastics Group, Inc., headquartered in Evansville, Indiana, through its subsidiaries, manufactures and distributes plastic products and containers. Some of the company's products include agricultural film, moisture control products for buildings, closures, disposable cutlery, drop cloths, flexible packaging, overcaps, tapes, tubes, bottles, drink cups, lids, and trash bags.

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

CBOE Holdings, Inc., headquartered in Chicago, Illinois, through its subsidiaries, operates markets for the execution of transactions in exchange-traded options.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

DST Systems, Inc., headquartered in Kansas City, Missouri, provides information processing and computer software services and products to mutual funds, insurance providers, financial service organizations and health care companies worldwide. Services include transaction processing, ancillary consulting and professional services, data and software hosting, electronic customer communications solutions and data analytics.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of global logistics management, including international freight forwarding and consolidation, for both air and ocean freight.

FactSet Research Systems Inc., headquartered in Norwalk, Connecticut, is a provider of online integrated database services to the global financial community.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of health care products and services, including practice management software, to office-based health care practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

Manhattan Associates, Inc., headquartered in Atlanta, Georgia, develops, sells, deploys, services, and maintains supply chain software solutions for the planning and execution of supply chain activities. It offers Manhattan SCOPE and Manhattan SCALE, which are platform-based supply chain software solutions.

McCormick & Company, Incorporated, headquartered in Sparks, Maryland, is a diversified specialty food company engaged in the manufacture of spices, seasonings, flavors and other specialty food products. The company sells its products to the consumer food market, the foodservice market and to industrial food processors.

Morningstar, Inc., headquartered in Chicago, Illinois, provides investment information and services for individual investors, financial advisors and institutional investors. The company offers data, research, and analysis of mutual funds, stocks, and variable annuities for investors in North America and internationally.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

Pilgrim's Pride Corporation, headquartered in Greeley, Colorado, is engaged in the production of prepared and fresh chicken products in the United States, Mexico and Puerto Rico. The company operates feed mills, hatcheries, processing plants and distribution centers.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Total System Services, Inc., headquartered in Columbus, Georgia, is an electronic payment processor of consumer credit, debit, commercial, stored value and retail cards. The company serves institutions throughout the United States and internationally.

UDR, Inc., headquartered in Highlands Ranch, Colorado, is a self-administered real estate investment trust that owns, acquires, renovates, develops and manages middle-market apartment communities nationwide.

Ulta Salon, Cosmetics & Fragrance, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma,"
"Pottery Barn" and "Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.

                      MID-CAP VALUE STRATEGY STOCKS

Alliant Energy Corporation, headquartered in Madison, Wisconsin, is the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation and sale of natural gas in the Midwest.

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company. The company's primary subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and Southeast. The company also owns natural gas storage and pipeline assets.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies end-to-end Internet protocol based Ethernet and storage area networking solutions for enterprises and service providers.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Cullen/Frost Bankers, Inc., headquartered in San Antonio, Texas, conducts a banking business through offices across Texas. The company also operates a general insurance agency and provides discount brokerage services.

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, the United Kingdom and internationally. The company's products and services include generators, fire alarms and security systems, clean-room ventilation systems and outage services to industrial plants.

First Solar, Inc., headquartered in Tempe, Arizona, provides solar energy solutions worldwide. The company designs, manufactures and sells solar modules as well as providing project management, engineering and construction for solar power systems.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

FLIR Systems, Inc., headquartered in Wilsonville, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

The Hanover Insurance Group, Inc., headquartered in Worcester,
Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Kirby Corporation, headquartered in Houston, Texas, operates a fleet of inland tank barges. The company transports industrial chemicals, refined petroleum products, black oil products and agricultural chemicals. The company also overhauls and services diesel engines employed in marine, power generation and rail applications.

Newmont Mining Corporation, headquartered in Greenwood Village,
Colorado, is a holding company and is principally engaged in gold mining with operations in North and South America, the Middle East, Asia, Australia and New Zealand.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

Prosperity Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company for Prosperity Bank, with banking locations in the greater Houston metropolitan area and surrounding counties.

Qorvo, Inc., headquartered in Greensboro, North Carolina, designs and manufactures high-performance radio frequency solutions. The company's products enable worldwide mobility, provide connectivity and support functionality in the mobile device, wireless infrastructure, wireless local area networks, cable television, aerospace and defense markets.

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering end-to-end network solutions to the telecommunications, cable television and electric power industries. The company operates across North America and internationally.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

SYNNEX Corporation, headquartered in Fremont, California, operates as a distribution and business process services company. The company distributes technology systems, peripherals, software, networking equipment and complementary products to value-added resellers, system integrators, and retailers worldwide.

Teledyne Technologies Incorporated, headquartered in Thousand Oaks, California, is a provider of electronic components, instruments and communications products, including defense electronics, data acquisition and communications equipment for airlines and business aircraft, monitoring and control instruments for industrial and environmental applications and components, and subsystems for wireless and satellite communications. The company also provides systems engineering solutions and information technology services for space, defense and industrial applications.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

Westar Energy, Inc., headquartered in Topeka, Kansas, is an electric utility company engaged in the generation, transmission and distribution of electricity in Kansas. The company sells electricity to residential, commercial and industrial customers, as well as wholesale electricity to municipalities and cooperatives.

Westlake Chemical Corporation, headquartered in Houston, Texas, manufactures and markets basic chemicals, vinyls, polymers and fabricated polyvinyl chloride (PVC) building products.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of organic and natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements. The company has stores located in the United States, Canada and the United Kingdom.

                    SMALL-CAP GROWTH STRATEGY STOCKS

Allegiant Travel Company, headquartered in Las Vegas, Nevada, is a leisure travel company providing low frequency scheduled passenger services from small cities to leisure destinations in the United States. The company focuses on the leisure traveler and only sells directly to the traveler.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

The Cheesecake Factory Incorporated, headquartered in Calabasas Hills, California, operates upscale, full-service, casual dining restaurants under the name "The Cheesecake Factory" in 11 states and Washington, D.C. The company also operates a self-service, limited menu "express" operation at DisneyQuest in Orlando, Florida and a bakery production facility.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

Chemtura Corporation, headquartered in Philadelphia, Pennsylvania, is a global developer, manufacturer and marketer of performance-driven engineered industrial specialty chemicals. The company's products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products.

Coca-Cola Bottling Co. Consolidated, headquartered in Charlotte, North Carolina, bottles, cans and markets carbonated soft drinks, primarily products of The Coca-Cola Company. The company also has agreements to market and distribute such products as "POWERade" and "Dasani" as well as "Monster" energy products.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.

Core-Mark Holding Company, Inc., headquartered in South San Francisco, California, together with its subsidiaries, is engaged in the distribution of packaged consumer products to convenience retail stores in the United States and Canada. The company services a variety of store formats.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Dycom Industries, Inc., headquartered in Palm Beach Gardens, Florida, provides specialty contracting services to the telecommunications and infrastructure industry throughout the United States and Canada. Services include engineering, construction, installation and maintenance services to telecom providers, as well as underground facility location services for various industries.

Eagle Bancorp, Inc., headquartered in Bethesda, Maryland, acts as a bank holding company for EagleBank which provides commercial and consumer banking services. The company serves offices in Maryland, Virginia and Washington, D.C.

First Financial Bankshares, Inc., headquartered in Abilene, Texas, through its subsidiaries, offers various commercial banking services in Texas.

Healthcare Services Group, Inc., headquartered in Bensalem,
Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

HNI Corporation, headquartered in Muscatine, Iowa, is a provider of office furniture and hearth products primarily through dealers, wholesalers and retail superstores. The company operates throughout the United States and Canada.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

Infinera Corporation, headquartered in Sunnyvale, California, provides optical transport networking equipment, software and services to telecommunications service providers worldwide. Service providers include Internet content providers, cable providers, wholesale and enterprise carriers, research institutions and government entities.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Knight Transportation, Inc., headquartered in Phoenix, Arizona, is a short-to-medium haul, dry van truckload carrier of general commodities.

Lancaster Colony Corporation, headquartered in Columbus, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

Ligand Pharmaceuticals Inc. (Class B), headquartered in La Jolla,
California, develops drugs which regulate hormone activated intracellular receptors. The receptors play a role in regulating genetic processes such as certain cancers, as well as cardiovascular, inflammatory and skin diseases.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

New Jersey Resources Corporation, headquartered in Wall, New Jersey, provides retail and wholesale natural gas energy services to residential and commercial customers in New Jersey and in states from the Gulf Coast to New England, and Canada. The company also invests, owns and operates renewable energy for solar projects and on-shore wind investments projects.

OSI Systems, Inc., headquartered in Hawthorne, California, and its subsidiaries engage in the development, manufacture and sale of security and inspection systems, medical monitoring and imaging products, and optoelectronic devices, and value added subsystems worldwide.

Primerica, Inc., headquartered in Duluth, Georgia, is a distributor of financial products to clients in the United States and Canada. The company's target audience is middle income households. The company underwrites term life insurance policies and also distributes mutual funds, annuities, and other financial products primarily on behalf of third parties.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Snyder's-Lance, Inc., headquartered in Charlotte, North Carolina, manufactures, markets and distributes a variety of snack foods. The company's products include sandwich crackers, cookies, restaurant crackers and bread basket items, candy, chips, meat snacks, nuts and cake items. The company's products are sold under its own brand names, private labels, and third party brands to grocery and mass merchants, vending operations and other customers.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain. The company operates throughout the United States and internationally.

Thor Industries, Inc., headquartered in Elkhart, Indiana, produces and markets recreation vehicles as well as small and mid-size buses. The company markets its products through independent dealers in Canada and the United States under the brands "Airstream Classic," "Dutchmen," "Skamper," "Four Winds" and other names.

WGL Holdings, Inc., headquartered in Washington, D.C., is a holding company that, through its subsidiaries, sells and delivers natural gas, and provides a variety of energy-related products and services to customers in the metropolitan areas of Washington, D.C., Maryland and Virginia.

                        SMALL-CAP VALUE STRATEGY STOCKS

Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. The company has both company-owned and franchise locations throughout the United States and Canada.

ALLETE, Inc., headquartered in Duluth, Minnesota, provides energy services in the upper Midwest. The company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers.

American National Insurance Company, headquartered in Galveston, Texas, sells a variety of insurance product lines, including life, health, property, casualty and credit insurance.

Atlantic Tele-Network, Inc., headquartered in Beverly, Massachusetts, provides telecommunications services to rural and other underserved markets. The company, through subsidiaries, provides both wireline and wireless connections to residential and commercial customers, a range of mobile wireless solutions, and broadband Internet services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

DeVry Education Group Inc., headquartered in Downers Grove, Illinois, provides career-oriented technology-based education to high school graduates in the United States and Canada, through its wholly-owned subsidiaries. The company offers associate, bachelor's and master's degrees in various programs.

Dril-Quip, Inc., headquartered in Houston, Texas, manufactures offshore drilling and production equipment. The company's equipment consists of subsea, surface, and offshore rig equipment for use by oil and gas companies throughout the world. The company also provides installation and reconditioning services, as well as running tool rental.

DSW Inc., headquartered in Columbus, Ohio, together with its subsidiaries, operates as a footwear specialty retailer in the United States. The company offers both retail locations and online shopping.

Genesco Inc., headquartered in Nashville, Tennessee, is a retailer and wholesaler of branded footwear. The company operates retail stores principally under the names of "Journeys," "Johnston and Murphy" and "Jarman."

Hilltop Holdings Inc., headquartered in Dallas, Texas, is a holding company engaged in making opportunistic acquisitions or effecting business combinations. The company, through its subsidiary, also provides fire and homeowners insurance to low value dwellings primarily in Texas and other areas of the southern United States.

Kemper Corporation, headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

MRC Global Inc., headquartered in Houston, Texas, is a global industrial distributor of pipe, valves, fittings and related products. The company services the energy industry.

The Navigators Group, Inc., headquartered in Stamford, Connecticut, is an international insurance holding company specializing in energy, marine and construction/engineering insurance worldwide. The company has offices in the United States and internationally.

Plexus Corp., headquartered in Neenah, Wisconsin, provides product design, development and conceptualization services to original equipment manufacturers in the networking/communications, life sciences/health care, industrial/commercial, and defense/aerospace sectors. The company markets its products globally.

PNM Resources, Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries in the United States.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

United Natural Foods, Inc., headquartered in Providence, Rhode Island, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.

World Fuel Services Corporation, headquartered in Miami, Florida, together with its subsidiaries, is a global fuel logistics, transaction management and payment processing company. The company services the aviation, marine and land transportation industries.

                      INTERNATIONAL STRATEGY STOCKS

Accenture Plc, headquartered in Dublin, Ireland, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources and Government.

ACE Limited, headquartered in Zurich, Switzerland, through its subsidiaries, offers a range of insurance and reinsurance products worldwide. The company's products include property and casualty, excess liability, professional liability, specialty agricultural coverage, term life, workers' compensation and political risk.

Allianz SE (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management. The company also offers motor liability and damage insurance, corporate, investment, asset management and private banking products.

Anheuser-Busch InBev SA/NV (ADR), headquartered in Leuven, Belgium, produces and distributes beer under brand names such as "Budweiser," "Stella Artois," "Beck's" and "Michelob." The company also manufactures and sells soft drinks.

Avago Technologies Limited, headquartered in Singapore, engages in the design, development and supply of analog semiconductor devices worldwide.

Bank of Montreal, headquartered in Montreal, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

The Bank of Nova Scotia, headquartered in Toronto, Canada, is a financial institution providing a range of financial services in Canada, Asia, the Caribbean, Central and Latin America, the United States and Mexico. The company offers commercial, retail, corporate, international, and private banking services and products.

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Continental AG (ADR), headquartered in Hanover, Germany, provides products and services to the global automotive industry. The company's products include brake systems, chassis components, electronic systems, tires and software solutions.

Diageo Plc (ADR), headquartered in London, England, markets and distills alcoholic beverages. The company's liquor and beer products include the premium brand names "Smirnoff," "J&B," "Johnnie Walker," "Baileys," "Harp" and "Guinness Stout."

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, as well as heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, together with its subsidiaries, manufactures and markets chemicals and polymers worldwide. The company's products are used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nissan Motor Co., Ltd. (ADR), headquartered in Yokohama, Japan, is engaged in the manufacture and marketing of automotive and marine equipment and related parts. The company has production facilities in many countries and also provides financing services.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DOCOMO, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services, including cellular phones, satellite and mobile communication and wireless LAN networks. The company also provides optical-fiber broadband and Internet access services.

Panasonic Corporation (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC" and "Quasar."

Royal Bank of Canada, headquartered in Toronto, Canada, offers a range of banking and financial services in North America and internationally.

Telstra Corporation Limited (ADR), headquartered in Melbourne,
Australia, is a telecommunications and media company, formerly state-owned. The company is the largest provider of both local and long distance telephone services, mobile services, dial-up, wireless, DSL and cable internet access in Australia.

Thomson Reuters Corporation, incorporated in Canada and headquartered in New York, New York, provides electronic information for the professional marketplace and businesses worldwide. The company offers on-line systems and software products for sectors such as legal, health care, financial and corporate training.

The Toronto-Dominion Bank, headquartered in Toronto, Canada, and its subsidiaries, provide retail and commercial banking, wealth management and wholesale banking products and services in the United States, Canada and internationally.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Vodafone Group Plc (ADR), headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

             TARGET GLOBAL DIVIDEND LEADERS STRATEGY STOCKS

                             DOMESTIC STOCKS

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemical operations and coal mining, through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cummins Inc., headquartered in Columbus, Indiana, is engaged in the design, manufacture, distribution and servicing of diesel and natural gas engines. The company also produces electric power generation systems and other engine-related products.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GUESS?, Inc., headquartered in Los Angeles, California, designs, markets and distributes a line of casual apparel, accessories and related consumer products. The products are marketed and licensed under the brand names "Guess?," "Guess U.S.A." and "Triangle Design."

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

National Oilwell Varco, Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

R.R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Regal Entertainment Group (Class A), headquartered in Knoxville,
Tennessee, is a motion picture exhibitor operating a theatre circuit in the United States. The company acquires, develops and operates multi-screen theatres in metropolitan and suburban markets.

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States. The company provides coverage primarily for commercial risks.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil and gas and hydro resources.

Tupperware Brands Corporation, headquartered in Orlando, Florida, engages in the manufacture and sale of food preparation/storage products and beauty/personal care products. The company sells products under the brand names "Tupperware," "BeautiControl," "Fuller," and "Nuvo," among others.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

                          INTERNATIONAL STOCKS

Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AU Optronics Corp. (ADR), headquartered in Hsinchu, Taiwan, engages in the design, development, manufacture, assembly and marketing of thin film transistor liquid crystal display panels and other flat panel displays.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Chunghwa Telecom Co., Ltd. (ADR), headquartered in Taipei, Taiwan, provides local, domestic, and international long distance services. The company also offers wireless telecommunication, paging, and Internet services.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, is an integrated energy company engaged in the generation, transmission and distribution of electricity in the state of Minas Gerais, Brazil. The company is also involved in the acquisition, transportation, distribution and sale of natural gas.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

Itau Unibanco Holding S.A. (ADR), headquartered in Sao Paulo, Brazil, is a holding company in the banking sector. The company offers commercial, corporate, retail and private banking services to individuals and corporations in Brazil and internationally.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordic American Tankers Limited, headquartered in Hamilton, Bermuda, is a shipping company that owns and charters Suezmax tankers for oil transportation. The company's vessels operate under long term bareboat charters agreements with oil companies.

Sasol Limited (ADR), headquartered in Johannesburg, South Africa, together with its subsidiaries, is an international integrated energy and chemical company. The company mines coal, distributes and markets natural gas and methane-rich gas, owns and maintains natural gas pipelines, and produces synthetic fuel components.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Shaw Communications Inc. (Class B), headquartered in Calgary, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

Siliconware Precision Industries Co., Ltd. (ADR), headquartered in Taichung, Taiwan, provides semiconductor packaging and testing services.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits
(ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

Vodafone Group Plc (ADR), headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

                                  REITs

Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

Apple Hospitality REIT, Inc., headquartered in Richmond, Virginia, is a real estate investment trust. The company focuses its investments on the acquisition and ownership of income-producing real estate, primarily in resorts and hotels throughout the United States.

Corporate Office Properties Trust, headquartered in Columbia, Maryland, is a self-managed real estate investment trust that focuses principally on the ownership, management, leasing, acquisition and development of suburban office buildings located in select submarkets in the Mid-Atlantic region of the United States.

Corrections Corporation of America, headquartered in Nashville,
Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

Digital Realty Trust, Inc., headquartered in San Francisco, California, operates as a real estate investment trust which engages in the ownership, acquisition, reposition and management of technology-related real estate.

DuPont Fabros Technology, Inc., headquartered in Washington, DC, is a real estate investment trust and owner, developer, operator and manager of wholesale data centers. The company's data centers are primarily used by national and international technology companies to house, power and cool the computer servers that support many of their most critical business processes.

EPR Properties, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties, including megaplex theatres and entertainment-themed retail centers.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, including posters and bulletins and operates in the United States and Canada.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

LTC Properties, Inc., headquartered in Westlake Village, California, is a self-managed real estate investment trust that primarily invests in long-term care and other healthcare-related properties through mortgage loans, property lease transactions and other investments.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

National Retail Properties, Inc., headquartered in Orlando, Florida, operates as a real estate investment trust that owns and manages commercial properties throughout the United States. The company leases properties to major retail tenants under long-term commercial net leases.

Parkway Properties, Inc., headquartered in Orlando, Florida, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

Retail Properties of America, Inc. (Class A), headquartered in Oak Brook, Illinois, is a real estate investment trust that develops, acquires and manages real estate properties, including shopping complexes, lifestyle properties, community centers, and single-tenant net lease properties across the United States.

Ryman Hospitality Properties, Inc., headquartered in Nashville,
Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Select Income REIT, headquartered in Newton, Massachusetts, is a real estate investment trust that invests primarily in net leased, single-tenant properties.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits

                                      S-1

                                   SIGNATURES

          The Registrant, FT 5880, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT
    3400;  FT  3451;  FT  3480;  FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT
    3572;  FT  3615;  FT  3647;  FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT
    3940;  FT  4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039 and FT
    5415 for purposes of the representations required by Rule 487 and represents the following:

          (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

          (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

          (3) that it has complied with Rule 460 under the Securities Act of 1933.

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 5880, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 9, 2015.

                                    FT 5880

                                    By       FIRST TRUST PORTFOLIOS L.P.
                                             Depositor




                                    By       Elizabeth H. Bull
                                             Senior Vice President



                                      S-2

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


       Name                  Title*                                 Date

  James A. Bowen   Director of The Charger Corporation,    ) December 9, 2015
                   the General Partner of First Trust      )
                   Portfolios L.P.                         )
                                                           )
                                                           )
                                                           ) Elizabeth H. Bull
                                                           ) Attorney-in-Fact**




* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.


** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3

              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-207405 on Form S-6 of our report dated December 9, 2015, relating to the financial statement of FT 5880, comprising Target Diversified Global Allocation Portfolio, Series 18, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 9, 2015

                                      S-4

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 5880 and certain subsequent Series, effective December 9, 2015 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4        Copy  of  Articles  of  Incorporation of The Charger Corporation, the
           general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

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2.2        Copy  of  Code of Ethics (incorporated by reference to Amendment No.
           1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

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